Filed by Citigroup Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Nikko Cordial Corporation

Commission File No.: 1-9924

October 26, 2007

Nikko Cordial Corporation

Forecast Revisions of the First Half-Year of Consolidated Earnings of Fiscal Year

Ending on March 31, 2008

Nikko Cordial Corporation (“the Company”) hereby announces forecast revisions from the September 20, 2007 announcement of its consolidated earnings for the first half of the fiscal year ending March 31, 2008.

1.	Revised Consolidated Earnings Forecast for the First Half of the Fiscal Year Ending March 31, 2008

          (April 1, 2007 to September 30, 2007)                                                       (Unit: millions of yen)

		Net operating revenue	Operating income	Ordinary income	Net income
Previous Forecast (A)		240,000	58,000	55,000	24,000
Revised Forecast (B)		247,000	64,000	61,000	33,000
Amount of increase/decrease (B-A)		+ 7,000	+ 6,000	+ 6,000	+ 9,000
Percentage increase/decrease ((B/A)-1)		+ 2.9%	+ 10.3%	+ 10.9%	+ 37.5%
(Reference)
First Half, Fiscal Year ended March 31, 2007	(Actual)	191,407	37,980	38,394	22,520
Fiscal Year ended March 31, 2007	(Actual)	432,434	98,992	100,443	78,128

2.	Reasons for revisions of the consolidated earnings

    The Company revised its net operating revenue, operating income, and ordinary income upward, as the earnings of Nikko Securities Inc. and other consolidated subsidiaries of the Company are expected to be higher than the projections made at the time of previous earnings forecast announcement on September 20, 2007.

    The Company also revised its net income upward, not only for the reason stated above, but also due to an expected decrease in income taxes - deferred.

    The Company and a number of domestic consolidated subsidiaries are currently applying the consolidated tax payment system, with the Company as the consolidated parent company. However, the Company intends to enter into an agreement for a share exchange transaction with Citigroup Japan Holdings Ltd. (“CJH”) by the end of October 2007, whereby the Company will become a wholly owned subsidiary of CJH, and holders of the Company common shares will receive Citigroup common shares in exchange for their Company common shares.

    When the Company becomes a wholly-owned subsidiary of CJH, the application of the consolidated tax payment system, with the Company as the consolidated parent company, will come to an end, and the application will shift to an arrangement with CJH as the consolidated parent company.

    At the time of the previous earnings forecast, we had not yet concluded the basic agreement for a share exchange (October 2, 2007), and therefore the previous earnings forecast did not include the impact of this event. Now, we have estimated the amount of the future taxable income reflecting this event. We have completed the computation of income taxes-deferred, taking into account overall factors, and the amount of income taxes - deferred is expected to be lower than that of the previous forecast.

    The 8 yen per share dividend for the second quarter (tentative) made at the time of the previous earnings forecast announcement, will not be revised. The basic dividend policy for the third quarter and beyond is expected to be changed in connection with the execution of the share exchange agreement. In light of this situation, as previously announced, the Company will keep its 8 yen per share dividend (tentative) for the second quarter. Based on the 4 yen per share for the first quarter, the 8 yen per share for the second quarter (tentative), and the 33.0 billion yen consolidated net income forecast announced today, the dividend payout ratio will be 35.2 percent.

3.	Schedule (tentative)

29 October, 2007	Announcement of business results for the first half of the fiscal year ending March 31, 2008

Determination of the dividend amount for the second quarter of the fiscal year ending March 31, 2008

End of November, 2007	Commencement of the divided payment for the second quarter of the fiscal year ending March 31, 2008

# # #

The business results of our group’s main activity, the securities business, are vulnerable to economic and market conditions, and may fluctuate accordingly. Therefore, we disclose our business performance and dividend forecasts at times when it seems that such forecasts can rationally be made. This consolidated business results forecast was prepared based on the information available at the time of its announcement and therefore, due to a variety of factors, the actual results may be materially different from the forecast.

This material is for informational purposes only and does not constitute an offer of any securities or solicitation for exercising voting rights regarding the share exchange transaction with Citigroup Japan Holdings Ltd. and its 100% parent company, Citigroup Inc., announced on October 2, 2007. In connection with that share exchange, Citigroup Inc. has filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4. Shareholders of Nikko Cordial Corporation are urged to read the prospectus and convocation notice that will be included as exhibits to the registration statement when they become available because they contain important information. Shareholders will be able to obtain a free copy of the prospectus, as well as other information, without charge, at the Securities and Exchange Commission website (http://www.sec.gov). Copies of the prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the prospectus can also be obtained, without charge, from Citigroup Document Services at 877 936 2737 inside the United States (outside the United States at 1 718 765 6514), by e-mailing a request to docserve@citigroup.com, or by writing to: Citigroup Document Services 140 58th Street, Suite 8G Brooklyn, NY 11220, USA.

Forward-looking Statements

Certain statements in this document are “forward-looking statements.” These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in the company’s public filings.

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